Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2019 of Franco-Nevada Corporation of our report dated March 9, 2020, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in the Exhibit 99.3 to this Annual Report.

We also consent to the incorporation by reference in the Registration Statements on Form F-3 (No. 333-225687), on Form S-8 (No. 333-176856) and on Form F-10 (No. 333-225268) of Franco-Nevada Corporation of our report dated March 9, 2020 referred to above. We also consent to reference to us under the heading “Experts,” which appears in the Annual Information Form included in the Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statements.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
March 18, 2020